Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

FINAL TRANSCRIPT

Thomson StreetEvents™

INTB.ST - Intentia AB proposed merger between Intentia and Lawson

Event Date/Time: Jun. 13. 2005 / 5:30AM ET

CORPORATE PARTICIPANTS

Bertrand Sciard

Intentia - President & CEO

Richard Lawson

Lawson Software - Chairman

Bob Barbieri

Lawson Software - CFO

Romesh Wadhwani

Intentia - Chairman

CONFERENCE CALL PARTICIPANTS

Alexander Vilval

Swedbank - Analyst

David Andressum

Kaupthing Bank - Analyst

Editor

PRESENTATION

Unidentified Speaker

Hello and welcome to this hearing with Intentia and Lawson. I now leave over the speech to the moderator for today, Alexander Vilval from Swedbank.

Alexander Vilval - Swedbank - Analyst

Good morning to everyone for this investor meeting in Stockholm to discuss the merger of Intentia and Lawson Software. There will be a similar meeting tomorrow in New York on the same topic. There will be a playback, and presentations will be available on the Company’s respective websites.

With us today are Richard Lawson, Chairman of Lawson Software and co-Chair Designate of the new Company, Lawson. We have Romesh Wadhwani, Chairman of Intentia and co-Chair Designate of Lawson. We also have with us Bob Barbieri, CFO of Lawson and the CFO Designate for the new Company. We also Bertrand Sciard, President and CEO of Intentia and the Chief Operating Officer Designate of the new Company. I would also like to note that Arthur Gitajn, CFO of Intentia, and Alan Davies, Chief Marketing Officer of Intentia, will be joining us for the question-and-answer session after the presentation.

I am obliged to go through the Safe Harbor statement, so please bear with me for this before we continue with the presentation.

Concerning forward-looking statements, management of Lawson and Intentia believes certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Lawson and Intentia with respect to these items. These forward-looking statements include any statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, predicted future customers, opportunities for growth, the purchase price, the number of shares of Lawson stock to be issued and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive financial and economic data, together with the management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements and are subjected to certain risks, uncertainties and other factors that are beyond the control of Lawson and Intentia.

Such risks and uncertainties include, but are not limited to, the Company’s ability to integrate the operations and retain key personnel; satisfaction of conditions to closing, including regulatory approvals; changes in the demand for business process software solutions, particularly in light of competitive offerings; the time to availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the Company’s ability to realize the synergies and operating efficiencies anticipated from the acquisition; changes in the financial condition of the Company’s major commercial customers and the Company’s future ability to continue to develop (indiscernible) product and service offerings to address the major market’s business demand and technological trends and other factors discussed in the Lawson Quarterly Report on Form 10-K for the quarter ended February 28, 2005. As a result of these factors, the business or prospects expected by the Company as part of this announcement may not occur. The Companies undertake no obligation to revise or update publicly any forward-looking statements.

Lawson intends to file a Registration Statement on Form S-4 containing a proxy statement, prospectus offering, memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the transaction agreement by and between Lawson and Intentia. The proxy statement memorandum will be mailed to the stockholders of each Lawson and Intentia. And the security holders of Lawson and Intentia are urged to read the proxy statement memorandum and other relevant materials when they become available because it will contain important information about the offer Lawson and Intentia. Investors and security holders may obtain free copies of these documents when they are available and other documents filed with SEC at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain these free copies of the documents filed with the SEC by Lawson by going through Lawson’s Investor Relation page on its Company website at lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 annual meeting of stockholders, which was filed with SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson, as indicated above.

With that out of the way, I would like to continue with introducing our host today, which is Bertrand Sciard, CEO of Intentia. Before that, I would like to remind you all to please turn off your mobile phones so we can avoid those interruptions during the presentation. Thank you. Bertrand?

Bertrand Sciard - Intentia - President & CEO

Thank you very much Alexander. I’m guessing it’s not easy to read that, so I’d like first also to add something that we missed at this first part, is that we have with Harry Debes, who is going to be the CEO of Lawson, and who is going to be the CEO of the new Co. in the future. So Harry, if you could just stand up? That’s Harry.

I know that many of you were on the call, let’s say ten days ago. And the main purpose of this meeting today is to provide you with an additional opportunity to understand the accompanying business rational for our merger. Beyond that, the leadership teams of the two Companies want to provide you with a deeper understanding of the strengths that each individual Company will bring to the new Lawson Software. Both Companies have made significant changes and improvements to our own business model and operations over the recent past. It’s this transformation that make us ideal partners to create the new Lawson.

We have a special challenge before us. Even though we are complementary companies, we operate in substantially separate geographies and industry segments. As a result, half our audience will know one Company, and I would guess today will Intentia, well, but in a position of learning about the other. Let me begin first by reviewing the overall strategy (indiscernible) for the merger of Lawson and Intentia.

The new Lawson Software will be powerful combination of two very complementary companies that will have the financial scale, product and industry scope and geography breadth to be strong global competitor. Our shared vision is to create the largest software provider operating in the mid-market customer segment with a comprehensive ERP portfolio and the scale to be an attractive alternative for large organizations as well.

By complementary I mean there is little overlap in our products, our customers, our industry focus, our geographies. Whatever gap Lawson or Intentia may have had as separate companies is now filled in or expanded from this combination. This makes our combination differed from the software consolidation moves that have typified our industry of late.

For instance, Lawson provides financial HR procurement and retail solutions; Intentia provides manufacturing, distribution and maintenance application. Lawson does most of its business in the US; Intentia in Europe and in Asia-Pac. Lawson’s industry focus is health care, retail, government, education and financial services; Intentia’s is fashion, food and beverage — and when I say food and beverage, mainly fresh food — wholesale, asset intensive and manufacturing areas. Our strength is as new combined companies are our customers who serve more than 4000 unique customers worldwide.

From a software point of view, our broad product portfolio with (indiscernible) ERP (indiscernible) enterprise performance management, supply chain, enterprise asset management and CRM applications.

Market size? Our addressable market expands from one US$1 billion for each company for each market we were targeting to nearly US$6 billion market.

From the scale point of view, we will be the largest software provider dedicated to the mid-market with the ability to scale to the largest enterprises. Not only that, we would be the only one having working in this market for 20 years.

Balance sheet? We will have a strong, stable balance sheet that will form a springboard for growth.

The teams are diligently working to prepare the S-4 filing. We will also work on the prospectus for the Intentia shareholders in Sweden that will have a different shape than the S-4. This document will provide comprehensive information about the merger, including pro forma financial statements. We expect to have this information available during the month of July, subject to regulatory approval. You will understand that we are limited with respect to what financial information we can provide about the combination of the two companies on a pro forma basis or about forward-looking projections until this document is distributed.

I would like now to introduce to you Richard Lawson, the Chairman of Lawson Software, and the co-Chairman of the designated new Company. Richard?

Richard Lawson - Lawson Software - Chairman

Thank you Bertrand. It’s a pleasure to be here today. Can everybody hear me okay? Getting a little feedback there. I would like to start with an historical look at Lawson. But before I do that, I would also like to comment on the overall cultural fit of the two Companies.

Along the way on this merger path with Intentia everything just felt right to me. There were qualities we seemed to share — our shared values, our shared focus on customers, our continuous drive to innovation. And when I made my first visit over here early in the process, it certainly felt a lot like home.

I just have to note to that Minnesota, Lawson’s home in United States, has the largest population of people of Swedish descent in United States. So we are almost like family in more ways than one. Anyway, let’s move forward to the next slide. Oops, we’re already there. I’m sorry about that.

On slide seven you can see that our Company began in 1975 literally in the basement of my house, which means we have a 30-year history of serving medium to large size companies. This mid-market focus for three decades is one reason why expanding to the global arena with Intentia simply makes a lot of sense for Lawson and makes it a very comfortable move. The fact that both companies are very complementary also makes it very comfortable.

In looking at Lawson’s history some key points to note to include 1996; that was that year we launched our vertical strategy and also became the first ERP company to web-enable our applications. With the launching of our vertical strategy in 1996, we set out with a small team to dominate the health care ERP market, and today we are the recognized leader in health care with a client list that features leading health care organizations in United States.

Following our success in healthcare we pushed into other vertical markets. In 2001 we successfully completed our Initial Public Offering and began trading on the NASDAQ national market. Just to note, our IPO took place in December of 2001, right after the ..com bubble had began to burst and right after 9/11. It was also December 7th, which is an interesting date also. Although it was a challenging environment, our IPO gave us a strong financial foundation and strengthened our balance sheet.

Following our IPO, the years 2002 and 2003 were noteworthy for the continued verticalization of our Company and of our applications. In those years we made a number of acquisitions in the US and the UK essentially along the lines of building out our vertical positioning and capabilities.

In 2004, amid all the noise around the Oracle, PeopleSoft and J.D. Edwards consolidation activity, the key event for us was the announcement of our client focused manifesto, which essentially let our clients know, and the ERP industry know, that we recognized business software users’ growing frustration and dissatisfaction with being dictated to by the large ERP players. With this manifesto we set out to improve our overall client experience, and I’m pleased to say we have made a lot of progress in client loyalty and satisfaction since putting the manifesto in place.

In 2005, just last month, we announced our strengthened alliance with IBM. This alliance reflects our long-standing relationships with IBM, dating back to the 1980s when we began supporting the IBM platform. And on June 2nd, we announced our merger agreement with Intentia.

Today, Lawson is a leading provider of web-based business application for service organizations. We have more than 2,000 mid-market and large clients with concentration in North America where we derive approximately 95% of our revenue. We have approximately 1,450 employees, and revenue of 364 million, and a market cap of about 550 million.

Moving to the next slide, you can see that Lawson’s focus within the services sector has been on four vertical markets — health care, retail, government and education and other service industries such as financial services, professional services and the gaming industry.

Health care is our largest vertical market with more than 500 health care industry clients, representing more than 4,500 facilities, including 8 of the top 10 integrated delivery networks in United States. The world-famous Mayo Clinic is one of Lawson’s strongest clients in health care.

In retail we have more than 350 clients, including 5 of the top 10 US-based retailers, 8 of the top 20 apparel retailers and 7 of the top 25 grocery chains. Target and Safeway are two retail clients who come to mind.

In the public sector Lawson serves more than 140 government and education clients, including 4 of the 25 largest school districts in United States. Our software is in use at more than 2,700 schools with combined enrollments exceeding 1.6 million students. In the United States, the state of Michigan and the state of Arizona are two of our largest public sector clients.

On our next slide you can see that similar to the overall verticalization of our Company, our product platform today features back office to front office software position on this slide from bottom to top. At the bottom you will see that our core applications consist of ERP and supply chain solutions. These foundation applications include our human resources and financial suites in the ERP area and our procurement and distribution suites in the supply chain area.

In the middle section you can see Lawson’s vertical industry solutions such as surgical instrument, management tracking and grant management for health care and for retail, merchandising, warehouse and store operation applications.

At the top of this chart you see the value added, or front office products, that increasingly are focusing on enterprise performance management, or EPM, and project portfolio management, PPM, and professional service automation, or PSA. This particular products are focused more and more on business intelligence or on making sense of all the transactional data generated by the core applications. For example, within EPM you’ll find things like dashboards and scorecards and analytic software that can present data in context and help business leaders quickly see and assess their company’s performance and act accordingly.

That’s a quick overview of Lawson. Now let me turn the presentation over to Bob Barbieri, our Chief Financial Officer and Chief Performance Officer Designate of the new Lawson Software. Bob?

Bob Barbieri - Lawson Software - CFO

Thank you very much Richard, and welcome everyone. It’s a pleasure to be here. I think in two previous speakers, Bertrand and Richard clearly mentioned the synergistic feel both culturally, as well as just historically, as both Companies have come together to contemplate this union, announce this union and shortly close on this; very, very powerful. So we feel very proud to be at the doorstep of this. This is my first presentation to each of you. I hope to have many more. So welcome.

What I’d like to do here is just leave a few imprints of the Company called Lawson, and with that let’s flip the slide. What we’ve done with this, Richard mentioned, we took the Company public in 2001, certainly very turbulent times coming off the technology meltdown; very, very trying world economic times; geopolitical forces on the heels of 9/11; a lot of different moving parts beyond just the difficult task of building great software, moving it into the hands of customers, as well as replenishing that and building follow-on editions and other offerings. But with that we made a pledge to the shareholders that we want to make to each of you and to others on the call, and that is in all periods, in all rolling periods, our pledge to shareholders is regardless of the difficulty of the times we would remain profitable, we would remain cash-generating, and doing that without shortcoming any of the key stakeholder markets, either the customer market, the talent market and its employees, or the capital markets.

So what did we do? At the top line you see cash generation. And we can continue this, and we will announce our results as a corporation at the end of June in another couple of weeks. From 2000 to 2001, certainly on that task moving forward with a big step moving in 2002, and that was at the heels of our IPO. As we have moved over time we took this graphic out to our full fiscal year 2004. And as of our last quarter — not the current one we will announce — we had 225 million of cash.

Now while that may still seem impressive, that is after we spent $65 million with two separate share buy back programs to help our institutional investors, as well as our private shareholders with that. We also did seven acquisitions during that period of time. And how did we do it and what did we use the cash to do?

There’s a lot of different ways to cash generate. What we’re proud of during this entire journey is if you look in the R&D line, you look at expansion of R&D. You have seven acquisitions inside of this red and you have share repurchase. So we did not cash generate merely by carving out essential services or essential capabilities and denying our customers those. Instead we reinvested.

During this period of time we reinvested in R&D at about 18% of revenue, which may have been somewhere close to a high watermark in the industry. We came out with new technology, new versions of products and entirely new offerings.

We did have to remanage. We did have to resize, because certainly global traction, global demand was decreasing, and we had to be nimble to maintain this type of program. And we did adjust our employee count. But what we did was we never did anything that was across the board. The challenge for most companies is when you go across the board, it is a signal that you’re lacking a strategy. Instead we reversed surgical. We looked at areas where we still had growth, we still had traction, and we doubled down and reinvested.

Richard mentioned, and you’ll hear other things about a new technology platform. So inside of all of that we both invented and developed what we call Landmark. It’s a new development environment that will now allow both products sets from both companies to more significantly advance the products, develop new products and at better, higher quality standards. All of that surgicalized (ph) to our cash generation profitability.

So how do we go to market and what does our revenue stack look like? What you’ll start to see is for some companies a traditional one, but very important to us, where we have solid license fees as a cornerstone — during this period of time about 25% of our revenue — and then a balance between consulting services and maintenance and support. It is very, very important to always monitor the top line because we are essentially, as is Intentia, a product company. We live and our customers prosper by the delivery of new and advanced products into their hands, further supported by our consulting arrangements, as well as the maintenance of those products for further advances, as well as for other needed support from our customers.

Our renewals, and it’s tribute to the fierce competitive environment that we are renewing our customer base and our maintenance line at the low to mid 90 percentile range. All of that represents a reaffirmation and a recommitment back to Lawson and its products. If you look at our total revenue, even through some very turbulent times on a compound annual growth rate we have averaged 15% from 1997 forward.

I do not want to take you through the pie chart. This information will be available both website and in other publications. But what I wanted to do is numerically just focus your attention at this bottom line. This is our earnings before interest, taxes, depreciation and amortization, essentially the cash generation of the Company non-GAAP. I showed you cash balances. What this designates is in all of these even very tough times what we’ve learned was this may have been the hardest time for a technology company to exist and perform perhaps in two or three decades. Cash generating and profitable in all of those times.

So what did we do? Certainly we’ve surgically looked at expense; we cut programs; we diverted resources from certain technologies without traction to other ones; we have diverted resources from struggling verticals. We have talked about health care. We have talked about retail where we’ve invested. The financial services business, which if we did this three years ago was a source of investment. What we had to do because they were going through turbulent times is remove those assets and put them into better place, either in our technology stack advancement or in some other verticals.

Professional services, we too have faced difficult challenges in an evolving marketplace. Professional services is no longer install software, send a team of people and then collect checks. It’s evolving into a global marketplace where certain of these resources are coming from around the globe, even in far off places, to help customers achieve their goals. We too are evolving. We’re right in the middle of a transformation in our professional services organization.

Sales and marketing expense, the key for all of us is to thrive in any type of market. What you need to do is balance your resource and your expenditures and your recommitments with the revenue traction. And we think we’ve done a very solid job of that.

And offshore capabilities. The interesting thing for us, at the same time we have moved offshore, we’ve added resources to develop advanced technology in our headquarters in the Minneapolis area, Minneapolis-St. Paul.

We have a balance sheet that’s strong that I mentioned. We’ve generated free cash flow. And we have little to no debt, essentially just night (ph) balances that move about. So very, very solid.

When customers in today’s market are facing choices, one of the key things that this entire software business is about I would simplify and put into three buckets. Bucket one is do you or don’t you have product leadership capability. We’ve reinvested to prove that. Bucket two is can you execute. Not only do we believe we have been on the path of solid execution, we think this union will intensify that for both sides; clearly a solid execution. And the third one, financial viability. When I’m chatting with a prospect or an existing customer, one of the questions that normally comes up because it’s competitively thrown out, how long will you be around? With the kind of cash generation we’ve proven and the strength of balance sheet, we are a perpetuity Company. And the union between Intentia and Lawson will be a perpetuity Company as well.

We’re targeting market share, we’re targeting the mid-market. And we will hear in a second from Romesh how we intend to not only lead the mid-market, but also lead all of the key verticals that we’re in; very, very critical. So with that I’d like to introduce Romesh Wadhwani, currently Chairman of the Board of Intentia, and will be co-Chairman of the new Lawson-Intentia merged Company. Romesh?

Romesh Wadhwani - Intentia - Chairman

(inaudible) Intentia since February one year ago, about 15, 16 months. And through that time I think you have seen a number of very positive developments at Intentia.

I thought I would start by just summarizing for you why Symphony invested in Intentia in the first place and how we have engaged with the Company through my position as Chairman of the Board and through the partnership that we have with the CEO, Bertrand, to, number one, execute the operational transformation of the Company; and number two, what we’re going to talk about, which is the strategic transformation of the Company.

If you go back to February of 2004, Intentia was a Company in inconsiderable financial difficulty. Its revenues were declining. It was unprofitable. It did not have a clear vision for the future other than keep doing the same old thing.

At Symphony we had a very strong belief that the enterprise software industry is a great place to be. There’s still great shareholder opportunity here, but we need to do it differently. It needs a new, different business model. It needs a new approach. And we just felt that there needed to be major transformation at Intentia.

But the reason we were interested in investing in Intentia, even though we knew we had a number of challenges to overcome was, number one, the existence of a great client base. There are over 3,000 customers generally very pleased with the performance of Intentia. And number two, a really terrific organization, very talented people, lots of domain expertise and something that we felt we could build upon. So we made our investment, a little over $35 million in February 2004, and we worked with the Board to reconstitute the Board, to bring in a new CEO, Bertrand, who joined in May of 2004. And since then Bertrand has led the charge of defining and executing the operational transformation of the Company, which I will talk about.

In parallel with that, the Board was spending a great deal of time trying to imagine the future, trying to understand what that future strategy would need to look like. And there were three or four key principles that developed for that strategy.

The first was that Intentia is a well-known company in Sweden, somewhat less well-known in Europe outside Sweden, completely unknown in the US and known to a limited degree in Asia-Pacific. So seen as a European company, I would even say a Scandinavian Company; not seen as a global company. And this is at a time when all our key competitors are global. So J.D. Edwards was swallowed up by PeopleSoft, was swallowed up by Oracle, SAP was getting stronger and stronger and yet Intentia was purely a European company, and perhaps just a Scandinavian Company.

I think the second strategic need that we saw in the Company was scale. Intentia is a good-sized software Company doing a little over 300 million in revenue. But compared to its principal competitors, companies like SAP, Oracle, Microsoft, it’s a very small company. And clients when they are making decisions about which partner to choose are clearly concerned about scale, because scale determines your ability to invest in R&D, in innovation and support and a lot of other things. So we felt scale was important.

To achieve scale, we also felt we needed to serve more vertical markets than Intentia was able to serve by itself. Intentia has a strong position in manufacturing and distribution, but it’s not in any of the other verticals like health care, like retail, like some of the others that Lawson is in. So a second big strategic objective was increasing scale, both in size and vertical markets.

The third key objective was increasing the number of shareholders interested in the Company and increasing the level of investor research being carried on the Company. So as a mainly Scandinavian Company, the only research carried on us today is Carnegie, Enskilda, Kaupthing, Levitas (ph). And these are great names in Sweden; they’re completely unknown in the US or in Asia-Pacific. Even in the UK these are not well-known names. So we felt if we could expand the shareholder community and the research community to the US, this would be important in expanding our entire shareholder base, and in doing that truly making this a global company from a standpoint of customers, employees and shareholders. So the key question was how, and first let me walk you through the operational transformation, and then come back and tell you the logic of the merger that enables Intentia as a company and you as Intentia shareholders to achieve these strategic objectives.

So when you think about what Intentia under Bertrand’s leadership has achieved in the last 15 months, first of all, strengthening the balance sheet. We brought $85 million into the Company, and we stopped the bleeding, we stopped the negative cash flow. So the end result is much of that cash is still in the Company, and that’s reflected in the fact that at the end of last year we had 55 million, almost $70 million, in the bank at Intentia. We raised 85. We used some of that for restructuring, but the rest of it is cash in the bank.

The second is when you look at the restructuring we felt Intentia had been guilty of always doing too little too late. So it was always look back and you say I wish I had done more, but no one actually tried to get ahead of that curve. And the management team of Intentia made some very tough decisions, and we reduced headcount by almost 700 people just in 2004. And the end result was that the performance began to improve in Q4 of 2004, and I will show you what some of those numbers look like.

But the end result of that combination of restructuring, turning the Company profitable, improving the balance sheet means that the financial viability issue with clients has gone away. And with that financial viability issue going away, it’s much easier for clients now to take a bet and make an investment in Intentia products, and that has helped us to stabilize revenue. And as you will see in the numbers, for the first time our license revenues have begun to climb. All the previous years, last three or four years, license revenues were declining. For the first time from Q4 onwards our license revenues have begun to grow.

This shows you the extent of the restructuring that we have had to do. If you look headcount, over a two-year period from Q1 of 2003 to Q1 of 2005 we have actually reduced headcount by almost 1,000 people. That’s a reduction of about 27%, and that translates into an expense reduction of about 23%. So you can see that from Q1 of 2003 to Q1 of 2005 we have reduced the expense structure of the Company by almost by over 20 million per quarter. And all this has happened in just the last several quarters.

This I think is a very important slide because it’s a way of showing you the business trajectory, the new business trajectory, of Intentia as a result of this operational transformation. So what these numbers reflect is the EBITDA in the last four quarters on a rolling basis. So you can see the trendline, the four quarter EBITDA has gone from very negative to in 2004 a little over breakeven — I’m sorry, in Q4 of 2004 a little over breakeven, and in Q1 this year very positive. And based on the analyst estimates you will see that the expectation in the market is this will continue to get more and more positive. This is not an accident; it’s the result of an aggressive operational transformation at Intentia.

Next slide. Specific numbers. From Q1 of this year you’ll see that license revenues are up almost 22% from Q1 of last year. Maintenance revenues are up about 6% from last year. We’ve begun the process of offshoring. And as of a couple of days ago we were up to about 150 people offshore as compared to 0 only six months ago. This is helping the operational transformation of the Company as well. And the professional services margins, which had climbed to the mid-20s in Q4 of last year through this transformation declined slightly in Q1 of this year because of one specific issue where on certain projects we gave away too much free work. That issue has been largely corrected, and we believe that there will be improving gross margins on services over time.

Next slide. These are the analyst estimates for Intentia’s performance in 2005. What’s really interesting is if you compare 2004, which is in purple, to 2005, which is in yellow, you will see just the amazing differences. So if you look at the EBIT numbers, you’ll see those going from minus 24 million last year to about plus 15 this year. And if you look at the EBITDA numbers, going from about breakeven last year to about 30 million this year. By the way, that’s the average. There’s a range around it based on the specific analyst. This kind of change, which is the first time there has been dramatic positive change in Intentia’s performance for many, many years, is all the result of the operational transformation of the Company.

So I think from an operational standpoint what we were successful in doing is putting Intentia on a new trajectory that then makes it possible for us to move to the next level and talk about a strategic transformation. And in doing the strategic transformation we were faced with basically two choices. For us to achieve the kind of scale, global presence, multiple verticals, shareholders in the US and all the other objectives I talked about, we had two choices. We could have done what companies like SSA and Agilisis (ph) and Oracle do, which is they go out and buy other companies in the software industry; they slash them, they burn them, they get rid of 60 or 70% of the employees. And for a short period of time they can achieve good financial results, but over the longer-term these are not great companies and these are not great investments for shareholders. We were much more interested in trying to find a way to achieve our strategic objectives through a strategic merger with the right partner in the US so that we could build upon the many strengths that Intentia has. Intentia has great clients, it has great products, it has great technology, it has great people. We didn’t want to throw all this away; we really wanted to build on that.

So, if you go to the next slide, we were not interested in being acquired by a company like SSA, having two-thirds of the people at Intentia get fired, have all the technology get lost, have the strong center of operations that we have in Sweden disappear. Instead we were interested in a merger of equals as compared to being taken over. And as we looked around all over the world to find who that right partner would be, we very quickly concluded that there was only one logical partner, and that Company was Lawson.

So I picked up the phone and called the Chairman of Lawson, Richard Lawson, who you heard from a couple minutes ago, and they were thinking of the same strategic issues from the opposite perspective. Lawson is a great company in the US; not well-established in Europe or in Asia-Pacific. Lawson is strong in health care and retail and some other verticals, as you saw; not strong in manufacturing and distribution. Lawson wanted to get to $1 billion scale as well. And when we started talking to each other, perhaps because both companies have if you go back some period of time Swedish roots, perhaps because the geographies and climate and values are the same, but for a whole variety of reasons we felt great fit, merger of equals, common culture, complementary technologies, all of which make the integration of two companies so much easier than if you’re simply taking over another company with overlapping geographies, overlapping products and overlapping technologies. We don’t have any of those problems here.

So in putting the merger together we wanted to do it in a way that would clearly demonstrate to you, the shareholders, to the clients and to the employees, that this is in fact a true merger of equals. So you will see that Richard and I are both going to be co-Chairman of the new Board. You’ll see that Bertrand Sciard, who is the CEO of Intentia, is becoming the COO of the combined Company. You will see that Bob Barbieri, who is the CFO of Lawson, is becoming the CFO of the combined Company. You were briefly introduced to Harry Debes, who is the new CEO of the combined Company. You see that in the Board each company contributes three Board members, we bring in two independent outside Board members, and Harry, as the CEO of the combined Company, is the ninth Board member. So we have a completely balanced Board. The international headquarters remain in

Sweden. And because there is virtually no overlap in the operations, there’s relative stability and a great deal of ease of integration across the two Companies.

Next slide. When you put the two Companies together, and you combine the strengths of the post-transformation Intentia and the post-transformation Lawson, because Lawson has also been transforming itself to improve its business performance, you see a lot of opportunity. So on the revenue side — and by the way, it’s important to point out this opportunity because even though we are presenting it to you in a fairly general way without putting any numbers, each of these can be translated into a specific value in terms of synergy, whether you measure it in euros or you measure it in dollars. And coming from this we have developed an estimate of what we believe the synergies will be in the combination. We believe the synergies are very significant. And we will be prepared to talk in a great deal of detail about these synergies approximately one month from now when we file the S-4 Statement.

But just to put it in qualitative terms, great opportunity for across selling. So for example, the Movex manufacturing product is a terrific product. It’s not being sold at all in the US. Our plan is to sell the Movex manufacturing product in the US through the Lawson sales force there. Similarly, the Lawson HR product in the US, there is no comparable product at Intentia. Our plan is to sell those HR products in Europe and Asia-Pacific. That’s an example of very strong revenue synergy.

The expanded scale makes more customers in the mid-market want to do business with us. We think we will see more RFPs. We will have better lead generation. We will have higher closing rates. And we believe that will be very helpful.

We will be the market leader in most of the major verticals we’re going after. So health care, retail, certain sections of manufacturing, we expect to be market leaders there.

If you look at operating costs, we intend to continue our offshoring initiative around both sets of products. We expect to get significant synergies through that offshoring effort. There will be no need at Intentia to invest in developing new HR applications; there will be no need at Lawson to develop manufacturing applications. That provides costs synergy. We have applications like financials where both Companies have an application. It doesn’t make sense to have two different applications; our plan is to pick one set of financials and make that a global set of financials for the combined Company. In some of the new application areas that we’re focused on — for example, decision support applications, business intelligence and analytics, some of the areas that Richard talked about such as PSA and other front-facing applications in our enterprise resource management — in all those areas our plan is to have only one set of applications. That provides costs synergy. So basically we have expectations of significant revenue synergies and significant cost synergies that we believe will be a really significant benefit for all shareholders.

Next slide. You have seen this slide from Bertrand’s presentation. I won’t repeat it. The important thing is this combination produces a Company that meets the strategic objectives of both global in scale, nearly $1 billion in revenue. And certainly through a combination of organic growth and perhaps future acquisitions, we expect to build this into a Company significantly more than 1 billion in scale. Addressing a much larger market. Very strong leadership team. And a balance sheet, a combined balance sheet with more than $250 million in cash. All of these are the foundation for a great Company.

Last slide. These are the reasons why we believe that the new Lawson will in fact be a great Company. It will be the number one player dedicated to the mid-market, number one player on the IBM iSeries Platform, number one player in a whole bunch of different verticals, approaching $1 billion in scale, very strong financial position and poised for great success and great shareholder value. Thank you.

Alexander Vilval - Swedbank - Analyst

Thank you Mr. Wadhwani. This concludes the formal presentation. We will now enter into the question-and-answer session. We will take questions from the webcast, I believe the telephone conference, as well as here from the floor.

QUESTIONS AND ANSWERS

TRANSCRIPT

Editor

First of all, Mr. Wadhwani, I’m sure a lot of investors here in Sweden have not met you before. Perhaps if you would like to share some of your experience, explaining a little bit about Symphony perhaps and your other investments, and perhaps as Intentia is, as far as I understand, your only publicly traded investment, and how that works with your overall strategy.

Romesh Wadhwani - Intentia - Chairman

Very good question. I have been in the enterprise software business for about 33 years. I came to the US from India in 1969, got my Ph.D. at Carnegie Mellon University in Pittsburgh, which I should tell you in winter is even colder than Stockholm and even colder than St. Paul, where the new Lawson will be headquartered.

The first company I built was ten years. It was in the enterprise software for building automation. It was acquired by a Swedish/Swiss combination, ABB, Asea Brown Boveri. You know them well. The second company was American Robot. And the third company, Aspect Development, which was also ten years from 1991 to 2000, was a public company on NASDAQ. And it was acquired in 2000 for about $9.3 billion. So I’m very familiar with both being on the Board, being a founder, being an operator, CEO of public companies.

After Aspect was acquired in January of 2002, I started Symphony Technology Group. And Symphony Technology Group is a personal holding company. And the mission of Symphony Technology Group is to take large equity positions in private or public companies that are in the enterprise software and solutions space with a view towards helping better transform them into the great companies of the future.

Obviously the enterprise software industry has stalled out. Growth is now — it’s a mature industry. Growth is now 4 or 5% a year. And the key is to take these companies to the next level. We have to develop new business models, transform these companies, and that’s what Symphony Technology Group does.

Today Symphony Technology Group is a group of five companies. Four of them are private, a couple of them are public companies — one of them was a public company that we took private. Our typical ownership in those other four companies is in the range of around 70, 80%.

In Intentia, this was a different situation, because the Board — we were very interested in Intentia for all the reasons I mentioned to you earlier. But the Board of Intentia wanted us not to acquire the whole Company; they wanted us to be a significant minority investor, engage with the Company, help to lead the transformation of the Company while keeping the Company public so that the value and the benefits of the transformation would be shared by public shareholders, not just by Symphony.

Clearly you can se 18 months later that Intentia’s Board did the right thing, because at the time that we invested in the Company the stock of Intentia was trading at about SEK6.5. Today the stock is trading at 15 or SEK16. It’s only been 16 months. And it reflects the fact that the Board was looking out for the Intentia shareholders, and that’s the reason why we have a less than majority position in Intentia.

So those are the five companies. Taken together the revenues of these five companies last year was about $1.1 billion. Taken together the companies have about 7,000 employees.

Alexander Vilval - Swedbank - Analyst

Thank you. Also, the other principal shareholder and contributor from the Lawson side, Mr. Richard Lawson, if you would like to share your background? You are obviously the founder of Lawson Software. And as compared to Symphony Technology Partners you are perhaps not expected to come to an exit in the foreseeable future in the same way as one who would probably assume an equity fund would. Would you like to share some of your plans for the foreseeable future and (multiple speakers)

Romesh Wadhwani - Intentia - Chairman

There was an implication here that Symphony Technology Group is an equity fund, and there’s an implication in that that we’re looking for some kind of quick exit. So let me just be clear. All the five companies in the group are strategic, long-term investments. If you look at my track record, you will find that there’s been no exit from any situation in less than 10 years. Symphony Technology Group is in the third year. So I just want to assure you and all the other shareholders we’re not in Intentia or in the new Lawson or in any of our other companies for any kind of short-term exit. We’re in it for the long-term strategic win.

Richard Lawson - Lawson Software - Chairman

I want to second that. When Romesh and I got together on this proposal here, it made lots of sense. Everything we went through, and I’m not going to go back through it, but our Companies mesh very well. We needed to be a global company. Intentia needed to be in the US. We were 95% in the US and 5% not in the US and it was reversed for them. So from that point of view it was absolutely a perfect fit.

The other perfect fit was, again, products. We didn’t overlap in products. Again, has been shown to you. So from my point of view that was a huge thing. Because if we were completely overlapped in products you’re in a different type of world, you’re just consolidating basically a customer base. That’s not what we wanted to do.

The other thing was we didn’t want to just come over here — if you want to put it that way — come over here to Europe, and start managing a company all by ourselves. We wants a long-term partner. Romesh assured us that he was in it for the long-term; that this was not a quick exit on his part; did not want to be an exit on his part; shared his vision with us, which was our vision. And so this is really a merger that is meant to be of equals — people that have a passion for building the best global company in the mid-market that we can.

So for all those reasons this is an exciting opportunity for us. We could at Lawson (indiscernible) our own standalone would not have time, nor resources or talent to extend ourselves globally. This was the way to do it, and I think it was a perfect fit from that point of view.

Alexander Vilval - Swedbank - Analyst

When it comes to synergies, we have the historical and cultural synergies you have discussed. But when it comes to a little bit more bottom line, you mentioned the addressable market as the primary reason for this in terms of that your potential client base is a lot larger as a combined Company. And you also mentioned that you have no overlaps as a positive thing. But when it comes to cost synergies, then you mentioned that there are perhaps overlaps in terms of products, and that is perhaps where you can cut costs on an absolute basis. Would that create any write-downs in terms of products you will need to get rid of? Or do you see any other possible cost reduction opportunities besides the obvious reason of having a larger addressable market for you on the top line?

Richard Lawson - Lawson Software - Chairman

You’re just talking about the cost here. There will certainly be some efficiencies. When two companies merge together there’s going to be some efficiencies that come out. But if you look at the overlap of both geography and of products, that is not even coming close to the overlap you’re seeing in the current merging activity at other companies that have taken place. So sure there’s going to be some costs that will be, say, from a merging point of view or from an overlap point of view, but not to the near extend that you’re seeing today in the others.

Romesh Wadhwani - Intentia - Chairman

Just as an example, G&A — we don’t need two CFOs, we don’t need two separate finance organizations, the idea is to merge these together. Marketing — we have two separate marketing organizations today, we only need one. Product lines — most of the product lines have no overlap, but I gave you two examples earlier where Lawson will not have to make any investments in developing a manufacturing product line and Intentia will not have to make an investment in an HR product line. These are both very important product lines, because if Lawson had not done this merger it would need some solution for manufacturing, and if Intentia had not done this merger it would need some solution for HR. So when you look at these cost synergies, it’s one of those rare situations where the cost synergies are significant, but not in the traditional way where you fire 50% of the salespeople and you fire 50% of the product development people, which is what some other companies like Oracle have done with PeopleSoft.

So as Richard said, the cost synergies are large, and in about a month we will share those with you. The revenue synergies are large. Each by itself would have been a good reason to do this merger. When you take the two sets of synergies together, it makes the merger extremely compelling.

Alexander Vilval - Swedbank - Analyst

And these are of course the synergies you’ll come back to in the prospectus when we receive that later this summer?

Romesh Wadhwani - Intentia - Chairman

That’s correct.

Alexander Vilval - Swedbank - Analyst

Do I have any questions from the floor here in Stockholm?

Unidentified Audience Member

What difficulties do you foresee in this similar between equals? When I listen to your presentations like this it all sounds wonderful, but a year later you usually learn about the tricky parts as well. What could they be?

Romesh Wadhwani - Intentia - Chairman

That’s a very good question, and I think all of you sophisticated investors know that mergers often have integration risk associated with them. So let me walk you through all the different things that we’re doing to reduce or eliminate post-merger integration risk, which I think is the intent of your question.

So the first thing is if you have two companies with different cultures and coming at it from very different backgrounds, and I would use the example of Oracle and PeopleSoft as the perfect example of two completely opposite cultures. Oracle has the world-famous Oracle culture; PeopleSoft has the HP culture. Very, very different. They’re complete opposites. You knew if these two companies were going to merge the PeopleSoft organization was going to get completely wiped out. That’s exactly what happened. And as Richard mentioned to you earlier, before we agreed to merge our two companies, we had reached the conclusion that the culture of Intentia and the culture of Lawson are identical. We have the same values, the same focus on the way we approach clients and put our clients’ needs at the top of our priorities, the same approach to technology, the same approach to people, how we look after people, care for people. So the first key issue that can cause a merger to fail, which is culture, we don’t have that problem.

The second is experience. Are there people on the Board or people in the executive team of the Company who have successfully integrated mergers of scale before? If you look at our Company at Symphony Technology Group, this is what we do for a living. We do mergers and post-merger integration work every day. If you look at Harry Debes, the CEO of the Company, he comes from J.D. Edwards where he ran the entire North American field operation, and before that Geac. In his career he has done 20 acquisitions and post-merger integrations. If you look at Bertrand Sciard, he came from IBM and Geac where he did lots of acquisitions and integrations. If you look at Bob Barbieri, the CFO, he comes from a background where he has been CFO of multibillion dollar companies doing all kinds of complex mergers and acquisitions. Richard Lawson himself has done seven acquisitions and integrations. So between the five of us we have probably more experience in mergers and successful post-merger integration than any group of five people you’re going to find in this room or outside this room.

The third is that we have a very clear picture of what the combined organization is going to look like. So this is not a situation where we’re going through a long internal debate where Lawson says it should be this way and Intentia says it should be this way. Within the first few days we had agreed on a template for the combined organization. Harry has just come on board and he’s joined Lawson. Today is his first day. And over the next two to four weeks we will be filling in specific names in each of the boxes in the organization chart. And we believe that before the merger is closed every single employee will know what his roles and responsibilities are, they will know what their objectives are, they will know what their incentives are, they will know who they’re working for and they will be integrated into this combined organization.

In terms of process integration, we are putting together the four teams, four integration teams, one around sales processes, one around services, one around products and one around finance administration and infrastructure. And these teams start working in the next few days. They’re balanced teams. About half the members of each team come from Intentia, half come from Lawson. And they will be reporting to the joint Boards once a week. Over the next eight weeks we’ll have precise process integration plans as well.

And there are a number of other steps that we have taken internally. For example, we’ve made estimates of the synergies. We’ve established transformation initiatives inside each Company to be carried out to achieve the revenue synergies and the cost synergies. All of this information will be unveiled to you progressively starting with the filing of the S-4, but you can rest assured that there is a very detailed integration plan that is taking shape, all of which will be ready to execute the day the deal closes. So the day the deal closes our plan is from that second forward the integration plan goes into execution, and given the experience of the people and the details in the plan I believe that the execution risk is minimal, if not zero. Richard?

Richard Lawson - Lawson Software - Chairman

I can’t add to that any more than what he said, except for one thing. It’s going to be people. We do have the talent. I fully believe that we have that on both sides. And it’s just going to be down to the people doing their jobs, which I think both companies are very willing to do.

It’s always a risk, I suppose, anytime you go into a combination like this. But all the planning we’re doing, the type of people we have on board, and starting I think early in the game where we saw the fit. This would be a lot more difficult transition or combination if you had overlapping territories, overlapping products. This is a totally different ballgame of merging these two companies, and it’s just down to execution.

Alexander Vilval - Swedbank - Analyst

You mentioned your experience in acquisitions and completing them and the post-acquisition work. Is that something we can look forward to in the future, also that this combined new Lawson Software Company will grow through acquisitions as well as organically?

Richard Lawson - Lawson Software - Chairman

Would I say no comment to that? The future will unveil certain opportunities, and we will see what we go through from there.

Alexander Vilval - Swedbank - Analyst

I believe I have a question for the teleconference.

Operator

(OPERATOR INSTRUCTIONS) No questions at the moment.

Alexander Vilval - Swedbank - Analyst

Do I have any questions on the floor?

David Andressum - Kaupthing Bank - Analyst

I’m David Andressum (ph) from Kaupthing. Already when the deal was or the proposal to the deal was announced, we understood that it was supported by both the Company’s Boards. But at this point can you say anything about any additional support from Lawson’s shareholders?

Richard Lawson - Lawson Software - Chairman

I can certainly tell you from the point of view of the three largest shareholders, myself and my original partner John Cerullo and my brother Bill, and we’ve committed our shares to this. So well over 35, 40% of the shares are actually committed to this. And I think from my — I’m hearing back it’s going to be very positive to Lawson’s shareholders. The employees in the Company, which also are shareholders, are very positive about this merger.

Unidentified Audience Member

I wondered why you have chosen that the merged Company should be called Lawson (inaudible).

Alexander Vilval - Swedbank - Analyst

Let me repeat that question for the web. The question was why the new Company will be called Lawson Software and keep that name.

Romesh Wadhwani - Intentia - Chairman

It’s a very good question. And really there were two or three reasons why the Boards of both Intentia and Lawson decided to go with the Lawson name. The first is brand equity, and most global brands get their brand strength from how big they are in the US because each individual market outside the US the is very small. So Sweden by itself is a small market compared to the US, UK is a small market compared to the US, etc. So a lot of the branding is based on how the brand is perceived in the US if the company is going to be global. In that context, when we did brand equity surveys and we looked at industry reports like Gardner and so on, Lawson had an excellent brand, and outside Scandinavia Intentia was virtually unknown.

The second thing is inside Intentia there are actually two brands. There’s the name of the Company, which is Intentia, and there’s the name of the product line, which is Movex. Outside of Sweden most clients don’t even know Intentia, but they know Movex. So our plan is to continue the Movex brand as the product brand, and support that. And we felt that that was a more important brand to support than the Intentia name.

The third was that given the need to expand the shareholder community and expand the customer community, we felt that we needed to put the headquarters of the Company in the US and we needed to list the Company on NASDAQ. Lawson already has a listing on NASDAQ, and it was much easier for us to take advantage of that existing listing and the existing Lawson name rather than terminating the Lawson listing, starting a whole new process, effectively taking the Company public all over again for the first time, which would have just added an enormous amount of cost and complexity to this merger.

So for the combination of those reasons both Boards concluded Lawson is the right brand name for the combined Company. But the Movex brand will be continued, will be supported and will be sold on a global basis.

Alexander Vilval - Swedbank - Analyst

You mentioned your commitment as shareholders in Lawson to go through with this deal. In terms of valuation of your stock, as of now they are still different listings as the deal has not been gone through yet. Lawson shares are down approximately 14% since the announcement of the deal. The combined market cap is perhaps down 7%, something like that. Intentia reacted more possibly. What has been the major reactions from the Lawson shareholders? What have been their most critical questions or —?

Richard Lawson - Lawson Software - Chairman

I’m going to ask Bob Barbieri, who is closer to that area than I am, to answer that.

Bob Barbieri - Lawson Software - CFO

Also a very good question. Naturally, when you go into these things, you want to borrow from the experience and the intelligence of the investment banking community as what is the likely outcome. And when we had embarked on that analysis prior to releasing, that is exactly what was predicted. Had it been more adverse we would have had concern.

What we were told by the investment banking community is normally there’s a moderation down for a period of time until there’s clarity of information. Clarity of information is some of this discussion. We will be in New York with more discussion. At the time of the S-4 and the prospective releases, we will have additional details. We will also followed it up with a presentation around synergies, around specifics of the operating structure, some of the people, places, as well as specifics of the action plan. So what normally happens is there’s a temporary moderation down of price, and then there’s a rebuild.

Now how does that go positive? It would be solely due to performance. When we will come out with that, we will also talk about some of the initiatives we will kick off. We will be announcing our quarter at the end of June. Somewhere in the latter part of July Intentia will be announcing its quarter. We will have each of our ongoing business operations. To the degree that we drive those successful, that we bring clarity to the synergy and that we start to put into motion some of the early plans, it will be transparent to the investment community, and we believe the stock price then moves forward as appropriate. So we do feel all of this is happening as predicted. We considered this part of the investment in this transaction.

Alexander Vilval - Swedbank - Analyst

Do I have any more questions from the floor here? In that case, I would just like to reflect on the Intentia’s share in Stockholm for last year where it’s been a clear cost-cutting case for many investors, and pretty much focus on specific verticals. And you have all sort of discussed earlier the very distinct possibility of making an acquisition in the US, and in that case focus on one of your premiere verticals, which is fashion, across Intentia. How does that pretty outspoken strategy evolve into this which is not a strategy in terms of expanding a number of verticals instead of focusing on the existing verticals in the US?

Romesh Wadhwani - Intentia - Chairman

Two or three observations about what you have just said. First of all, the transformation of Intentia has been more than simply cost-cutting. It has also been streamlining the sales organization; it’s been strengthening the leadership team of the Company, so a new CFO, new chief marketing officer. A number of key leaders in other places in the organization are also new. So there has been in a sense a lot of rebuilding of the Company going on to provide it with a stronger foundation for growth independent of the Lawson merger. And I think that’s reflected to some degree when you see the license revenue growth. If you remember the numbers in Q1 2005 compared to Q1 2004, 22 or 23% license revenue growth. You don’t see too many other software companies achieving 22% license government growth quarter to one year ago. So I think it’s important to recognize that Intentia’s transformation has been more than simply cost-cutting.

Secondly, with respect to the acquisition strategy, our acquisition strategy was never limited to simply doing an acquisition in the apparel vertical or the CPG vertical. We were looking at two different sets of alternatives. One alternative was expanding through acquisition in the US in the targeted verticals, the second was a merger of equals transaction. But you have to realize that when you think about a merger of equals transaction there was only one transaction that ever made any sense to us, and that was Lawson. Before we talked to Lawson, what are the odds that you call the Chairman of Lawson and you find he is thinking exactly the same thing on exactly the same day? So normally you would say the probability of that kind of call being successful is quite low.

So we wanted to have two parallel strategies, one around a merger of equals, one around acquisitions. The acquisitions were not limited to any one vertical. We were also looking at other verticals as well. And in fact we were doing both at the time that Richard Lawson and I talked. When we talked, Lawson was doing the same thing. So Lawson was thinking about acquisitions within their verticals, acquisitions to expand their verticals and a possible merger of equals transaction. And we concluded very quickly that since Lawson and Intentia were both interested, we had a shared culture, this is a great combination, there was no point continuing with other alternatives. So we dropped the other alternatives and just focused on this.

Alexander Vilval - Swedbank - Analyst

Any more questions from the floor? In that case I would like to just — one final question concerning the addressable market, which you have pointed out to be an investment of 5.8 billion. Does that include China? Where does China fit into this equation on perhaps a little bit longer term? It is where many estimates claim to have we can see the largest growth in the coming years.

Romesh Wadhwani - Intentia - Chairman

The answer is it does include China. It’s a very specific estimate that includes the verticals that we are strong in, the geographies that we serve in companies that are in the defined area that we call mid-market, which is 250 million to 1 billion in revenue. And in that space the total market opportunity according to industry analysts is about 6 billion. China is definitely a very important part of our future. Intentia already has a lot of clients in China. And on a combined basis we think we will see significant opportunity in the future in China.

Alexander Vilval - Swedbank - Analyst

On that note, I’d like to thank Mr. Wadhwani and Mr. Lawson, and of course the management for both Companies. So thank you very much.

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